Exhibit 4.59

Strategic Agreement for Cooperation in the PRC Corporate Travel Market

eLong, Inc.

Expedia Corporate Travel, LLC

Date: November 12, 2007

Set forth below are the terms of the Strategic Agreement for Cooperation in the PRC Corporate Travel Market (the “Agreement”) between eLong, Inc, a limited liability company established under the laws of the Cayman Islands (together with its subsidiaries, “eLong”) and Expedia Corporate Travel, LLC, a limited liability company established under the laws of Nevada, (“ECT”):

I.	Opening Term (18 months)

a)	ECT, operating through one or more affiliates (“ECT China”), will pay eLong 33% of supplier-generated air revenues and 20% of supplier-generated hotel revenues. The term “supplier-generated revenues” shall mean those revenues received by ECT China and that are attributable to an ECT China client’s purchase of (i) domestic air tickets and / or lodging in China; or (ii) China outbound air tickets. For the purposes of this Agreement, “China” shall mean mainland China only, excluding Hong Kong and Taiwan.

b)	eLong will waive the existing non-compete term stated in Article 5 of the July 23, 2004 Transaction Agreement among eLong and ECT’s predecessor-in-interest, IAC (the “Non-Compete”) to allow ECT China or its affiliates to operate in the China corporate travel market. The waiver shall be subject to ECT China abiding by the terms of the Agreement during any period that this Agreement remains in effect. If a court of competent jurisdiction has issued a final decision, judgment, decree or other order finding that ECT China has materially breached the Agreement, and failed to cure the breach in a reasonable period following written notice from eLong, then the Agreement shall terminate and the Non-Compete shall be reinstated and shall apply to the parties.

c)	Commencing on the date of this Agreement, eLong and ECT China will, in good faith, negotiate a contract (the “Initial Contract”) on industry-standard terms and conditions pursuant to which eLong shall provide fulfillment services to ECT China, these include: processing transactions for travel by ECT customers; providing daily data on the details of these transactions; and processing change requests. For the avoidance of doubt, the Initial Contract shall (i) terminate not less than eighteen months from the date of this Agreement (the “Opening Term”), and (ii) require that eLong meet mutually agreed SLAs, which shall be negotiated in good faith. During the Opening Term, ECT China will pay no additional revenue to eLong outside that set forth in Section I (a) above, but will cover costs previously agreed in advance, as set forth in Section I (f) below.

d)	eLong shall, in partnership with ECT China, provide online tools including a simple white label version of the current eLong website by which customers can view available flights, hotels etc. but not book. They will be directed to the ECT China call center for booking.

e)	If eLong is unable to meet the agreed SLAs, ECT China shall provide eLong written notice of the service shortcoming, and if eLong fails to promptly cure the shortcoming to ECT China’s satisfaction, ECT China may contract with a separate fulfillment provider (the date of the transfer of the fulfillment contract to be called the “Transition Date”). In that event, ECT China will continue to pay eLong 33% of supplier-generated air revenues and 20% of supplier-generated hotel revenues during the Opening Term.

f)	During the Opening Term of the Agreement, ECT China will compensate eLong for reasonable additional costs incurred in the delivery of the ECT China fulfillment relationship. The parties anticipate that such costs may include reasonable expenses incurred by eLong in the development and provision of the online tools and website set forth in Section I (d) above, and reasonable staff training costs, if any. These costs will be mutually agreed in writing in advance of their being borne by ECT China. Costs not agreed to in writing in advance will not be paid. The current estimate of the salary costs to be incurred by eLong for an exclusive staff of 3 experienced agents is 3,000 RMB/agent/month, totaling up to 108,000 RMB per year, with lower sums for less experienced agents.

g)	ECT China will provide full-time management for their business in addition to a bi-lingual call center to take reservations in Mandarin and English. Each party will appoint a primary senior-level contact person responsible for facilitating day-to-day cooperation between ECT China and eLong throughout the term of this Agreement. ECT China will provide, if reasonably necessary and requested by eLong, on-site training and ECT management responses to reasonable inquiries designed to improve service. eLong will provide access to its operations and management to facilitate similar requests from ECT China. ECT China clients will not be directed to call eLong directly and eLong will not be responsible for marketing to ECT China clients.

h)	Subject to eLong’s lessor providing permission, eLong will sub-lease ECT China space in its Shanghai office for a team of approximately 6-8 people at an annual cost of up to 50,000 RMB, assuming costs of 1.5RMB/sq meter/day. eLong will provide ECT China with a written sub-lease.

i)	For the avoidance of doubt, ECT China will cease paying eLong 33% of supplier-generated air revenues and 20% of supplier-generated hotel revenues at the end of this Opening Term.

II.	Secondary Term (3 years following the end of the Opening Term)

a)	Upon expiry of the Opening Term and for a three year period (the “Secondary Term”) ECT China will either: (i) enter into a fulfillment contract with eLong on industry-standard terms and conditions and at prevailing market rates or (ii) choose an alternate method of fulfillment.

b)	If ECT China enters into a fulfillment contract with eLong, all compensation between ECT China and eLong shall be reflected in such fulfillment contract and shall be paid on a per-transaction basis at market rates as set out in Section II (a) above, and eLong will continue to sub-lease ECT China space in its Shanghai office on reasonable market terms, subject to lessor’s agreement to such sub-lease. eLong will continue to provide ECT China with a written sub-lease.

c)	Fulfillment services in the Secondary Term and all subsequent terms are intended to include: processing transactions for travel by ECT customers; providing daily data to ECT on the details of these transactions; and processing change requests. They will also include the second phase of online fulfillment including eLong developing a website – with ECT China expertise—to allow online booking of corporate travel.

d)	During any period of the Secondary Term in which ECT China does not utilize eLong as a fulfillment partner, ECT China will pay eLong 20% of supplier-generated air revenues and 10% of supplier-generated hotel revenues.

e)	For the avoidance of doubt, at the end of the Secondary Term ECT China will cease paying eLong 20% of supplier-generated air revenues and 10% of supplier-generated hotel revenues.

III.	Ongoing Obligations (Following the Secondary Term)

a)	During the period following the Secondary Term (the “Ongoing Term”) ECT China may either: (a) enter into or continue to operate under a fulfillment contract with eLong with the terms and at the rates set forth in Section II (a) above; or (b) choose an alternate fulfillment method.

b)	If ECT China enters into or continues to operate under a fulfillment contract with eLong, all compensation between ECT China and eLong shall be reflected in such fulfillment contract and shall be paid on a per-transaction basis at market rates as set forth in Section II (a) above and eLong will continue to lease ECT China space in its Shanghai office on market reasonable terms, subject to lessor’s ongoing permission, in which case eLong will provide ECT China with a written lease. eLong will use commercially reasonable efforts to accommodate any requests by ECT China for additional space, subject to availability and permission from the lessor.

c)	During any period of the Ongoing Term in which ECT China does not utilize eLong as a fulfillment partner, ECT China will pay eLong 10% of all supplier-generated air revenues and 5% of all supplier-generated hotel revenues. During any period in which ECT China is paying eLong Waiver Payments (defined below), and upon reasonable request of eLong, ECT China will provide financial statements on a yearly basis documenting the ECT China revenue figures.

d)	For the avoidance of doubt, during the Ongoing Term ECT China will cease paying eLong 20% of supplier-generated air revenues and 10% of supplier-generated hotel revenues.

IV.	Revenue Share

a)

In exchange for the benefits set forth in this Agreement and subject to ECT’s ongoing performance of the Agreement terms, eLong shall grant ECT China an ongoing waiver of the Non-Compete. In consideration for such waiver by eLong, ECT China shall pay eLong the amounts set forth in Section IV (b) below (the “Waiver Payments”) for so long as the Non-Compete would otherwise be in force and apply to ECT China’s operations, provided however that after the Opening Term, ECT China shall not pay the Waiver Payments during any period in which ECT China is utilizing and paying eLong as a fulfillment partner pursuant to a fulfillment contract with the terms and at the rates set forth above in Section II (a) above.

b)	Summary of Waiver Payments

	1st 18 months	Following 3 years	Following ongoing period
Air revenues	33%	20%	10%
Hotel revenues	20%	10%	5%

In the event that the Non-Compete ceases to bind ECT China or ceases to apply to ECT China’s operations, ECT China’s obligations to pay the Waiver Payments shall cease. For the avoidance of doubt, ECT China shall not pay the Waiver Payments after the Opening Term for any period in which it utilizes eLong as a fulfillment partner pursuant to a contract with the terms and at the rates set forth in Section II (a) above. If, after the Opening Term, ECT China chooses to enter into a fulfillment contract with eLong, eLong and ECT China shall work in good faith to agree upon the terms and conditions of such contract in accordance with the provisions set forth in this Agreement.

V.	eLong’s Failure to Meet SLAs; Cease of Revenue Share

a)	If, at any time, eLong fails to promptly cure any shortcomings in the SLAs following notice from ECT China, then ECT China may elect to terminate cooperation with eLong and fulfill through a third party. In that event, ECT China shall pay the Waiver Payments to eLong.

b)	ECT China’s obligations to pay Waiver Payments to eLong shall cease as of the later of either of the following dates:

1.	Ten (10) years from the effective date of the Agreement; or

2.	Four (4) years from the Transition Date, as defined in Section I (e) above.

VI.	Miscellaneous

a)	This Agreement may be executed in counterparts and facsimile signatures shall be binding as if they were original signatures;

b)	This Agreement may not be modified in any manner, nor may any rights provided for herein be waived, except by an instrument in writing signed by the party to be charged in such modification or waiver;

c)	This Agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors and assigns;

d)	This Agreement shall be construed in accordance with and governed by the internal substantive laws of the State of New York, without giving effect to the conflicts of law provisions thereof, and each party further consents to exclusive jurisdiction of the state and federal courts sitting in New York, New York.

e)	In the event that any party is required to enforce this Agreement in any court or other proceeding, the prevailing party shall be entitled to recover all costs and expenses incurred by it in any such proceeding, including reasonable attorneys’ fees and expenses.

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IN WITNESS WHEREOF, the parties have executed this Strategic Agreement for Cooperation in the PRC Corporate Travel Market effective as of the date first listed above.

eLong, Inc.

By:	/s/ Guangfu Cui
Name:	Guangfu Cui
Role:	CEO, eLong, Inc.
Date:

Expedia Corporate Travel, LLC

By:	/s/ Pamela Keenan Fritz
Name:	Pamela Keenan Fritz
Role:	VP Asia Pacific, Expedia Corporate Travel, LLC
Date: